Exhibit 1
SUPERCOM LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

May 9, 2013

SuperCom Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

May 9 2013

Notice is hereby given that the 2013 Annual General Meeting of the Shareholders (the “Meeting”) of SuperCom Ltd. (the “Company”) will be held at the offices of SuperCom Ltd, 14, Arie Shenkar Street, 3rd Floor, Hertzliya Pituach, Israel, on May 9, 2013, at 4:00 P.M (Israel time), for the following purposes:

1.
To appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2013 and to authorize the Company’s Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

2.	To re-elect three (3) directors for terms expiring at our 2014 Annual General Meeting of Shareholders.

3.	To approve the proposed settlement of the dispute with Periscope Ltd. with respect to Finder's Fee payment.

4.	To approve the CEO's Employment Agreement.

5.	To approve the Services Agreement with the Chairman of the Board

6.	Presentation and Discussion of the Company's 2012 Consolidated financial statements.

Shareholders of record at the close of business on April 1, 2013 will be entitled to receive notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

SuperCom Ltd.

Date:  April 2, 2013

PROXY STATEMENT
_________

SUPERCOM LTD.
Nolton House
14 Arie Shenkar Street
Herzlia Pituach
Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 9, 2013

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.0588235 par value each (the "Ordinary Shares"). The Board of Directors of the Company (the "Board") is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, not less than twenty-four (24) hours prior to the time set for the Meeting.  If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution, and except for items 3, 4, and 5 on the agenda, in which indication of personal interest is required whereby, without the appropriate indication, your votes will not be counted.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on April 1, 2013.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on April 1, 2013, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about April 2, 2013, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.supercom.com on or about April 2, 2013. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Appointment of independent public accountants

The Board has recommended that Deloitte Brightman Almagor Zohar & Co be appointed as the Company's independent public auditors for the fiscal year ending December 31, 2013, and further recommends that the shareholders ratify and approve the appointment. At the Meeting, shareholders will also be asked to authorize the Audit Committee of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2012, Deloitte Brightman Almagor Zohar & Co are entitled to receive $40,000 for audit services and $5,000 for tax-related services.

RESOLUTION NO. 1

 “RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2013, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

2

ITEM 2 –Election of Directors

        Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as our Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election and furnish the Company with the appropriate declaration as required by Israeli Law.

The following provides certain relevant information concerning the proposed directors, including their principal occupation during at least the past five years.

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and, pursuant to the approval our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that Mrs. Trabelsi has acted as our Chairperson from July 2010 and until December 2011.  Mrs. Trabelsi is a Certified Public Accountant with extensive financial management experience in Israel and the United States.  Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, ("Sigma"), a wireless and internet based company and our controlling shareholder, and also President and Director of Klikot Inc., an internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is the wife of Mr. Arie Trabelsi our CEO, and the sister of Mr. Mimon, one of our directors.

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of the Company since 25th July, 2010 and is an Advocate and Notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law.  He is the owner of a legal practice with offices in Netanya and Haifa, Israel.  Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is the brother of Mrs. Tsviya Trabelsi, the Chairperson of our Board and the brother–in-law of Mr. Arie Trabelsi, our CEO.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten.

3

RESOLUTION NO. 2

RESOLVED: to approve the Election of Mrs. Tsviya Trabelsi and Messrs. David Mimon and Menachem Mirski to serve as Directors of the Company for terms ending at the next annual general meeting of the Company’s shareholders.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

The Board of Directors recommends a vote FOR the foregoing resolution.

4

ITEM 3 – Approval of the Proposed Settlement of the Dispute with Periscope Ltd

On March 18, 2013, the Company’s audit committee (the "Audit Committee") and the Board adopted a resolution to approve, and to recommend to the shareholders of the Company to approve, the proposed settlement between the Company and Periscope Ltd.,

Pursuant to a Finders' Fee Agreement entered between the Company and Periscope Ltd., on November, 2009 (the "Finders' Fee Agreement"), Periscope was entitled to certain commission (payable in cash and in warrants) in the event it introduces investors that will invest in the Company within one (1) year as well as from follow on transactions with the Company (only in connection with the investors that were introduced by it) during additional one (1) year period.

Periscope introduced Sigma to the Company. The Company claimed that Periscope is not entitled to receive any compensation since, inter alia, the Finders' Fee Agreement was not approved by the Board, since the actual conversion of the debt by Sigma took place following the expiration of the one year period and the alternate one year extension from the introduction

Following a very long discussions, and taking into account the legal risks as well as the management time that will be required to defend SuperCom's claim in court, the Audit Committee and the Board have both approved and recommend that the shareholders approve a settlement with Periscope according to which, as final settlement of all the claims of Periscope against the Company, the Company shall issue Periscope (i) warrants to purchase 600,000 ordinary shares of the Company, n.v. NIS 0.0588235 (the "Ordinary Shares") at an exercise price of $0.09 per Ordinary Share and (ii) warrants to purchase 1,000,000 Ordinary Shares at an exercise price per Ordinary Share that is equal to the nominal value thereof (collectively, the "Warrants"). The Warrants are exercisable within five (5) years of the issuance date thereof.

Pursuant to the Israeli Companies Law, our shareholders are required to approve the proposed settlement due to the personal interest of Sigma, our controlling shareholder, in the transaction.

RESOLUTION NO. 3

 “RESOLVED, to empower the Company management to complete and execute the proposed settlement of the Dispute with Periscope substantially in the terms detailed in the Proxy Statement relating to the General Meeting of the Company to be held on May, 9, 2013.”

The approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

5

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

6

ITEM 4 – Approval of the CEO's Employment Agreement

The Compensation Committee and the Board (following the recommendation of the Compensation Committee) has discussed the terms of employment of Mr. Trabelsi as CEO of the Company, taking into account the recent amendment to the Israeli Companies Law with respect to compensation of officers and the requirement thereof. Our Compensation and Board believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Compensation Committee and Board also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.  In determining Mr. Trabelsi terms of Employment as CEO, our Compensation Committee and Board of Directors have taken into account the following considerations (collectively, the "Compensation Consideration"): (i) the education. professional experience and achievements of Mr. Trabelsi; (ii) Mr. Trabelsi position in the Company, scope of responsibilities, his contribution to the Company and the terms of prior employment agreements with the Company; (iii) the financial conditions of the company, the complexity of the Company’s business and the fact that the Company's shares are traded in OTC in USA; (iv) comparison of the terms of employment of the Mr. Trabelsi to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of Mr. Trabelsi and the salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the relationship between the total compensation and the median and average salary of all such employees. The Compensation Committee and our Board believe that the services to be provided by Mr. Trabelsi are essential for the business of the Company.  Following such discussions the Compensation Committee and the Board adopted a resolution to approve, and to recommend to the shareholders to approve, the terms of employment of Mr. Trabelsi for the period commencing as of June 1, 2012  as set forth in the employment agreement between the Company and the Company CEO, Mr. Arie Trabelsi, attached hereto as Appendix A

7

RESOLUTION NO. 4

“RESOLVED, to approve the execution and delivery by the Company of the Employment agreements with Mr. Trabelsi, the CEO, substantially in the terms set forth in Appendix A to the Proxy Statement relating to the General Meeting of the Company to be held on May 9, 2013.”

The approval of the above Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

8

ITEM 5 – Approval of the Services Agreement with the Chairman of the Board

Following the approval of our Shareholders in the Annual General Meeting that took place on December 27, 2012, Mrs. Trabelsi acts as the Chairperson of our Board.

Our Compensation Committee and Board of Directors have discussed the terms of employment of Mrs. Trabelsi as the Chairperson of our Board. In such discussions both the Compensation Committee and the Board have taken into account the requirements of the Israeli Companies law as well as the Compensation Considerations (described in item 4 above, as they are applicable to Mrs. Trabelsi).  The Compensation Committee and the Board believe that the services to be provided by Mrs. Trabelsi are essential for the business of the Company. Our Compensation Committee and the Board approved, and recommend our shareholders to approve the services agreement between the Company and the chairperson of the Board, Mrs. Tsviya Trabelsi, attached hereto as Appendix B.

RESOLUTION NO. 5

“RESOLVED, to approve the execution and delivery by the Company of the services agreement with Mrs. Trabelsi, the chairman of the board of directors of the Company, substantially in the terms set forth in Appendix B to the Proxy Statement relating to the General Meeting of the Company to be held on May 9, 2013.”

The approval of the above Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

9

ITEM 6 – Review and Discussion of the Auditor's Report and Consolidated Financial Statements

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements report for the year ended December 31, 2012, which was filed with the SEC on March 19, 2013 on a Form 6-K,  are available on our website at www.supercom.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, or the contents of our website form part of the proxy solicitation material

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors. _____________________________ Tsviya Trabelsi, Chairperson

Dated:  April  2, 2013

10

APPENDIX 1

Employment Agreement

Made and entered into this 8th day of January, 2013.

Between:	SuperCom (formerly Vuance) Ltd. a Company duly registered and incorporated under the laws of Israel, with principal offices at Arie Shenkar Street, Hertzliya, Israel, (hereinafter the "Company");

On the first part;

And:	Mr. Arie Trabelsi Israel, (hereinafter the "Officer");

On the second part

Whereas,	The Officer and The Company ("The Parties") have mutually decided to enter into this agreement.

Whereas.	The Company is engaged in the development, production, and marketing of e-ID, Electronic Monitoring and Management for the Law Enforcement, HealthCare, and Homecare solutions.

Whereas,	The Officer has the experience, know-how and qualifications to serve as the Chief Executive Officer ("CEO") of the Company; and

Whereas,
The Company has offered that the Officer undertakes employment with   the Company as its CEO and the Officer agrees to be employed as such, all in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, it is agreed by the parties as follows:

1)	PREAMBLE

The Preamble to this Agreement forms an integral part thereof.

2)	EMPLOYMENT

a)
The Company hereby employs the Officer, and the Officer hereby agrees to serve as the Company's CEO. The Officer shall perform the duties, undertake theresponsibilities, and exercise the authority customarily performed, undertaken, and exercised. Excluding periods of vacation and sick leave to which the Officer is entitled hereunder, the Officer agrees to devote total attention, full time, at his working hours, to the business and affairs of the Company as required to discharge the responsibilities assigned to the Officer hereunder. The Officer's duties shall be in the nature of management duties that demand a special level of loyalty, and accordingly, the Law of Work Hours and Rest - 1951 shall not apply to this Agreement.

b)	The Officer shall report to the Chairman of the Board of the Company.

c)
The Officer   warrants that in view of his position, his agreement with the Company is a personal agreement and this Agreement will accordingly not be governed by any collective agreement and/or various extension orders, unless expressly provided otherwise herein.

d)	The term of employment under this Agreement shall commence on the date of entrance into the office (the "Effective Date").

3)	Consideration.

a)	Base Salary

i)	The Company shall pay the Officer a monthly base salary of $10,600 (hereinafter the "Base Salary"), payable each month not later than the ninth day of each month.

ii)
The Base Salary specified above is for 5 days working a week  but includes remuneration for working overtime  and on days of rest, and the Officer shall  not be entitled to any further remuneration or payment whatsoever  other   than the Base Salary, unless expressly specified  in  this Agreement. The Officer acknowledges that the Salary to which he is entitled pursuant to this Agreement constitutes due consideration for him working overtime and on the weekly rest or holidays.

b)
Annual Bonus

The Company shall pay the Officer an annual Bonus, within 30 days of the Company 20-F filing date with the SEC, the Bonus shall be calculated as (i) the amount equal to 2% of the Company Audited Annual Net Profit, plus (ii) the amount equal to 0.5% of the Company Audited Annual Revenue. (iii) the maximum Annual Bonus is capped by the total annual base salary of the Officer (iv) If the Company restates any of the financial data that was used in calculating any bonus, then the applicable bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company in accordance with the terms of the compensation policy that will be adopted by the Company pursuant to  the requirements of the Israeli law.

c)	Benefits The Officer shall be entitled to the following benefits:

i)
Manager's Insurance.  The Company will pay to an insurance Company of the Officer's choice as premium for manager's insurance for the Officer, an amount equal to 5% and 8.33% of the Base Salary together with up to 2.5% of the Base Salary for disability insurance, and will deduct from each payment of the Base Salary and pay to such insurance Company an amount equal to 5% of the Base Salary, which shall constitute the Officer's contribution to such premium. The Officer shall have the full rights, title and ownership of the Manager' Insurance.

ii)
Keren  Hishtalmut  Fund. The Company shall transfer an  amount  equal to 7.5% of the Base Salary to a Keren Hishtalmut Fund designated by the Officer (the "Fund") , and  shall deduct an amount  equal to 2.5% of the Base Salary, and shall transfer to such Fund an amount  equal to 2.5% of the Base Salary,   which   shall  constitute the Officer's contribution to such Fund.

(iii)	Vacation - The Officer shall be entitled to an annual vacation of 24 working days, at full pay, Vacation days may be accumulated and may be carried forward.

(iv)
In addition, the Company shall (i) bear all reasonable costs and expenses incurred by the Officer in connection with his Services, in accordance with the Company's reimbursement rules and procedures in force from time to time, and (ii) provide the Officer with a Company owned or leased automobile, including reimbursement of all related maintenance, fuel, repairs, insurance and other costs, excluding any fines related to the use of the automobile.

d)
The officer in his sole discretion and upon written notice to the Company,may exchange the payment methods from salary based payment, to an independent contractor based payment (against appropriate invoice issued by the Officer or by a Company on his behalf). Applicable Value Added Tax shall be added to each payment. The overall payment to the Officer as an independent contractor shall be equal to the overall monthly cost to the Company as it outlined in section 3(a) thru 3(c) of this agreement.

5)	Termination

a)
Resignation. -  The Officer shall not resign from his position at the Company without giving a prior written notice (the "Prior Notice") to the Company at least 60 days prior to the date on which the Officer plans to leave the employment of the Company.

b)
Cause. - The Company may terminate the Officer's employment for Cause. Termination for "Cause" shall be limited to: (i) conviction of the Officer of a felony; (ii) Officer's embezzlement of the Funds of the Company.

c)
Without Cause - The Company may terminate the Officer's employment without cause any time for the end of a calendar month subject to a Notice Period of 6  months (Hereinafter the "Notice period") plus additional one month for every year from the effective date  of  this employment. While on the Notice period the Officer will have no obligation to work except performing the necessary tasks associated with the transfer of his duties.

6.	Confidentiality; Proprietary Rights

a)
Confidentiality.  The Officer recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”. The Officer further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Officer shall have been requested by the Company to make or acquire such Creations shall belong to the Company. Upon request, the Officer will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Officer.

b)
Non-Disclosure. The Officer agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary Information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

c)
Non-Competition. The Officer undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for One (1) year following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products actively marketed or under active development by the Company, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

7.	Miscellaneous

7.1
Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

7.2
Governing Law, Jurisdiction.  This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

7.3
No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company.

Nolton House, 14 shenkar Street

Herzliya

if to the Officer:

7, Tsufit street

Caesarea, 30889

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

Arie Trabelsi _____________________ Name: _________________	SuperCom Ltd. By: ____________________ Title: __________________

APPENDIX 2

Services Agreement

This Services Agreement (the “Agreement") is made and entered into as of December 27, 2012, by and between SuperCom Ltd (Formerly Vuance), a company existing under the laws of the State of Israel (the "Company") and Tsviya Trabelsi, ID No. 065782245(the “Service Provider”).

Whereas	the Company required such services as set forth in this Agreement; and

Whereas	the Company is aware of the Service Provider’s skills and abilities and desires to receive from the Service Provider services pursuant to the terms and conditions as set forth in this Agreement; and

Whereas
The Company desires to retain the services of the service provider pursuant to the terms and conditions set forth in this Agreement and the Service provider agrees to provide such services to the Company on such terms and conditions;

Now, therefore, the parties hereto agree as follows:

1.	General

1.1	The preamble to this Agreement constitutes an integral part hereof.

1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.	The Services

Subject to the approval of this Agreement by the appropriate organs of the Company as required by applicable law (the "Approvals"), the Company hereby engages the Service Provider and the Service Provider hereby agrees to provide the Company with management services (the “Management Services”) and services as the Chairman of the board (the “Director Services”)   as of . December 27, 2012 (the “Effective Date”).  The Services shall be rendered in a diligent, conscientious and professional manner, pursuant to guidelines and procedures set forth by the Board of Directors of the Company from time to time.

2.1
The Service Provider acknowledges that the Services will require devotion of time and attendance according to the needs of the Company.  The Services shall be to the satisfaction of the Company, as determined in the unrestricted discretion of the Board of Directors of the Company.

3.	Representations and Warranties of the Service Provider

The Service Provider represents and warrants the following:

3.1
That subject to the receipt of the Approvals required by any applicable law, there are no legal, contractual or any other restrictions limiting his ability to perform the Services under this Agreement in accordance with the terms hereof.

3.2	That he has the necessary knowledge and experience and is capable of competently and diligently providing all the services under this Agreement.

4.	Term and Termination

4.1
This Agreement shall enter into force and effect on the Effective Date Subject to the receipt of all appropriate approvals required by applicable law, including, as applicable, the approval of the Audit Committee, Board of Directors and Shareholders of the Company

4.2	The Board of Directors of the Company may terminate this agreement by providing (30) days prior written notice

4.3	The Service Provider may terminate this Agreement by providing (30) days prior written notice to the Company.

4.4
This Agreement may be terminated by the Company immediately, by written notice to the Service Provider, upon the occurrence of any of the following events: (a) a perpetration by the Service Provider of a criminal offence, or a breach of trust or impairment to the Company, its monies, property, assets by the Service Provider; (b) a breach of the Service Provider’s undertakings with regard to confidentiality, intellectual property or non-competition; (c) any other breach by the Service Provider of this Agreement which has not been cured within thirty (30) days following receipt of a written notice of such breach.

4.5
In any event of termination of this Agreement for any reason whatsoever, the Service Provider shall assist the Company with an orderly transfer of all of the Service Provider’s activities to any other person or entity chosen by the Board of Directors of the Company .

5.	Consideration

5.1
The Company shall pay the Service Provider for the Management Services a monthly fee to be calculated every month as 60% of the Company CEO’s monthly cost to the Company (the “Consideration”).  The Consideration shall be payable to the Service Provider no later than the tenth (10th) day of the month next ensuing the month in respect of which it is payable.

5.2
In addition to the Consideration, and for as long as the Service Provider shall provide the Company with the Services under this Agreement, the Company shall (i) bear all reasonable costs and expenses incurred by the Service Provider in connection with the Services, in accordance with the Company's reimbursement rules and procedures in force from time to time, and (ii) provide the Service Provider with a Company owned automobile ,  including reimbursement of all related maintenance, fuel, repairs, insurance and other costs.

5.3
Other than as expressly provided for in this Agreement, the Service Provider shall not be entitled to any other payment or consideration of any type or nature whatsoever, including, without limitation, any fees, bonuses, reimbursement for expenses or the like.

5.4
Each payment shall be made against an invoice issued by the Service Provider or a Company controlled by him, to the full satisfaction of the Company. Applicable Value Added Tax shall be added to each payment.

5.5
Subject to the provision of section 5.4, the payments to be made by the Company to the Service Provider hereunder are inclusive of all taxes, levies and other compulsory payments of any kind, all of which shall be borne by the Service Provider solely. To the extent required under any applicable law, the Company may withhold any tax from any payment to the Service Provider hereunder and remit the balance to the Service Provider.

5.6
If the Company restates any of the financial data that was used in calculating any bonus, then the applicable bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original bonus and the Restated Bonus, if any (the"Balance") will be repaid to the Company in accordance with the terms of the compensation policy that will be adopted by the Company pursuant to the requirements of the Israeli law.

6.	Confidentiality; Proprietary Rights

6.1
Confidentiality. The Service Provider recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”.

The Service Provider further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Service Provider shall have been requested by the Company to make or acquire such Creations shall belong to the Company.

Upon request, the Service Provider will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Service Provider.

6.2
Non-Disclosure. The Service Provider agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary Information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

7.	Non-Competition

The Service Provider undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for Two (2) years following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products actively marketed or under active development by the Company, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

Independent Contractor

7.1
The relationship between the parties under this Agreement is strictly that of independent parties, where the Service Provider, acting solely as an independent contractor, shall supply the Services to the Company.  Nothing herein shall be deemed to create the relationship of employer-employee, agency, joint venture or partnership between the parties or between either of the parties and any third person.

7.2
The Service Provider undertakes that he and/or anyone on his behalf shall not assert any claim against the Company, its shareholders, directors, officers or representatives any cause of action or claim in connection with employer-employee relations which may have allegedly existed between him and the Company, and if he does so, he shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of or in connection with a claim as aforesaid, including attorney’s fees.

7.3
Without prejudice to the generality of the foregoing, it is hereby agreed that the Service Provider and anyone acting on his behalf shall not be entitled to receive from the Company any severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof and/or any social benefits.

7.4
If for any reason whatsoever a competent authority, including a judicial body, determines that the Service Provider or any one on his behalf is the Company’s employee, the following provisions shall apply:

7.4.1
In lieu of the Consideration that was paid to the Service Provider from the Effective Date, the Service Provider shall be deemed to have been entitled only to a reduced consideration (gross) of 70% of the consideration actually paid to the Service Provider (the “Reduced Consideration”), and in such event the Service Provider shall be deemed only entitled to the Reduced Consideration retroactively from the Effective Date.

7.4.2
The Service Provider shall immediately refund to the Company any amount paid from the Effective Date that was paid in excess of the Reduced Consideration, linked to the Israeli consumer price index from the date of each payment to the date of actual refund.

8.	Miscellaneous

8.1	Assignment. The Service Provider may not be assign any of his obligations or rights under this Agreement to any third party without the express prior written consent of the Company.

8.2
Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

8.3
Governing Law, Jurisdiction.  This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

8.4
No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

8.5
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.6
Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company:	SuperCom Ltd. Nolton House, 14 ShenkarStreet Herzliya, Israel

if to the Service Provider:	Tsviya Trabelsi 7, Tsufit street Caesarea, 30889

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

SuperCom Ltd. ____________________	Tsviya Trabelsi ___________________